 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Item 1 Press release (Natura &Co Announces Pricing of Follow-On Offering) dated October 9, 2020

 Item 1

Natura &Co Announces Pricing of Follow-On Offering

SÃO PAULO, Oct. 9, 2020 /PRNewswire/ -- Natura &Co (NYSE: NTCO and B3: NTCO3) today announced that it priced a global offering of the total 121,400,000 common shares for approximately R$5.6 billion (US$1.0 billion) at a public offering price of R$46.25 per share or US$16.4591 per ADS. The global offering consists of (i) an international offering of common shares, including in the form of American Depositary Shares ("ADSs"), in the United States and elsewhere outside of Brazil by the international underwriters and (ii) a concurrent offering of common shares in Brazil.  ADSs represent two common shares of Natura &Co.

Natura &Co intends to use the net proceeds of this offering to: (1) support investments to accelerate our growth over the next three years aimed at shaping the future in a more sustainable and inclusive way, primarily in the following strategic areas: (a) Avon integration and turnaround, focusing on a new commercial model, innovation and brand rejuvenation; (b) digitalization of the business by expanding social selling, including new features and services; (c) geographic opportunities leveraging existing footprint; and (d) 2030 Commitment to Life agenda, mainly related to Carbon net Zero Program, progressing in circularity of our packaging and ingredients and developing a more diverse and inclusive workforce while improving quality of life of our network; and (2) optimize our capital structure by accelerating deleveraging and reducing our U.S. dollar-denominated debt and eliminating restrictive covenants.

The global offering is expected to close on or about October 14, 2020, subject to customary closing conditions.

The offering is being conducted pursuant to a registration statement on Form F-3 filed on October 1, 2020 with the U.S. Securities and Exchange Commission, or the SEC, which automatically became effective upon filing, and a preliminary prospectus supplement (including accompanying prospectus) previously filed with the SEC on October 1, 2020. The registration statement on Form F-3 and the preliminary prospectus supplement (including the accompanying prospectus) may be accessed through the SEC's website at www.sec.gov. The final prospectus supplement (including the accompanying prospectus) will be filed with the SEC and will be available on the SEC's website at www.sec.gov.

BofA Securities, Morgan Stanley, Bradesco Securities, Inc., Citigroup, and Itau BBA USA Securities, Inc. are serving as international underwriters with respect to the offering of the ADSs and as placement agents on behalf of the Brazilian placement agents with respect to the placement of common shares sold outside of Brazil, not in the form of ADSs. When available, a copy of the final prospectus supplement (including accompanying prospectus) relating to the offering may be obtained from BofA Securities, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, or by emailing dg.prospectus_requests@bofa.com; Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; Bradesco Securities, Inc., Attention: 450 Park Avenue, New York, New York 10022; Citigroup, Attention: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at 1-800-831-9146; and Itau BBA USA Securities, Inc., Attention: 540 Madison Avenue 24th Floor, New York, New York 10022, Attention: Equity Sales Desk, or by telephone: 1-212-710-6756, or by emailing roadshowdesk@itaubba.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Natura &Co

Natura &Co is a global, purpose-driven, multi-channel and multi-brand cosmetics group which includes Avon, Natura, The Body Shop and Aesop. Natura &Co posted net revenues of R$ 14.4 billion in 2019 and R$32.9 billion on a proforma basis, including Avon. The four companies that form the group are committed to generating positive economic, social and environmental impact. For 130 years Avon has stood for women: providing innovative, quality beauty products which are primarily sold to women, through women. Founded in 1969, Natura is a Brazilian multinational in the cosmetics and personal care segment, leader in direct sales. Founded in 1976 in Brighton, England, by Anita Roddick, The Body Shop is a global beauty brand that seeks to make a positive difference in the world. The Australian beauty brand Aesop was established in 1987 with a quest to create a range of superlative products for skin, hair and the body.

FORWARD-LOOKING STATEMENTS

This press release includes "forward-looking statements" within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words "anticipate," "believe," "continues," "expect," "estimate," "intend," "project" and similar expressions and future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may," or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Natura &Co's current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our ADSs and common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Natura &Co's control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. None of Natura &Co or the international underwriters undertakes any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

Contacts

Investors:

Natura
ri@natura.net
Viviane Behar de Castro: +55 (11) 4389 7881

Media:

Brunswick Group
NATURA&CO@brunswickgroup.com

U.S.
Katharine Crallé: +1 (917) 238 6191

Brazil
Roberta Lippi: +55 (11) 992 499 277
Natasha Bonomi: +55 (11) 993 478 905

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name: José Antonio de Almeida Filippo
Title: Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name: Itamar Gaino Filho
Title: Chief Legal and Compliance Officer

Date: October 9, 2020